UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ___3___)*

INVESTVIEW, INC

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

46183W 10 1

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46183W 10 1	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WEALTH ENGINEERING LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 110,356,942
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 110,356,942
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,356,942 sole voting and dispositive power.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%
14.	TYPE OF REPORTING PERSON (see instructions) OO Limited Liability Company

CUSIP No. 46183W 10 1	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario Romano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 110,356,942
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 110,356,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,356,942
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%
14.	TYPE OF REPORTING PERSON (see instructions) IN/HC

CUSIP No. 46183W 10 1	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Annette Raynor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 110,356,942
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 110,356,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,356,942
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%

14.	TYPE OF REPORTING PERSON (see instructions) IN/HC

Item 1.  Security and Issuer.

 This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (“Common Stock”), of Investview, Inc., a Nevada corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 12 South 400 West, 3rd Floor, Salt Lake City, Utah 84101

Item 2.  Identity and Background.

(a)	This Schedule 13D is filed on behalf of Wealth Engineering LLC (“Wealth Engineering”), Mario Romano and Annette Raynor (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 745 Hope Road, Eatontown, NJ 07724.

(c)	Wealth Engineering markets on-line financial education software and services. Wealth Engineering functions in the capacity of business development for these products and actively markets the products of the Issuer. Mario Romano is the President and Chief Executive Officer and a member of the Board of Managers of Wealth Engineering. Annette Raynor is the Vice President, Chief Operating Officer, Secretary and a member of the Board of Managers of Wealth Engineering.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Wealth Engineering is a New Jersey limited liability company. Each of Mario Romano and Annette Raynor is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

Wealth Engineering, LLC sold 12,500,000 shares at $0.02/ share privately to two entities for total proceeds of $225,000

Item 4.  Purpose of Transaction.

  The purpose of the transaction was to exchange shares owned by Wealth Engineering, LLC for working capital.

Item 5.  Interest in Securities of the Issuer.

(a)     The aggregate number shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is 110,356,942 shares, or approximately 5.10 % of the class of securities identified in Item 1 based on 2,163,995,618 shares outstanding as of February 14, 2018 as reported in the Issuers Form 10Q filed with the Securities and Exchange Commission on February 14, 2018.

(b)    The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Persons is set forth in Items 7 to 10 of pages 2-6 of this Schedule 13D and such information is incorporated herein by reference.

(c)    Except as reported above none of the Reporting Persons has had any transaction in the class of securities reported herein during the past 60 days.

(d)    Not Applicable.

(e)    Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 2. Joint Filing Agreement

CUSIP No. 46183W101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2018	WEALTH ENGINEERING LLC

	By:	/s/ Annette Raynor
	Name	Annette Raynor
	Title	Vice President and Chief Operating Officer

	By:	/s/ Mario Romano
	Name:	Mario Romano
	Title:	President